SEC File No. 333-89756
Filed pursuant to Rule 424(b)(3)
November 18, 2003

PROSPECTUS SUPPLEMENT NO. 2
(To prospectus dated March 31, 2003)

Common Stock of Alion Science and Technology Corporation
and
Offering of Interests
in
The Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan

     This Prospectus Supplement No. 2 supplements and amends the prospectus dated March 31, 2003, as filed with the SEC on March 24, 2003, and as previously supplemented by Prospectus Supplement No. 1 dated May 20, 2003, relating to the offer to eligible employees of Alion to acquire a beneficial interest in the common stock of Alion, by directing the investment of their eligible retirement account balances and a portion of their pre-tax pay into the employee stock ownership plan component of Alion’s Employee Ownership, Savings and Investment Plan, which we refer to as Alion’s KSOP. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated March 31, 2003, as previously supplemented by Prospectus Supplement No. 1.

     The prospectus, as previously supplemented by Prospectus Supplement No. 1, together with this Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the interests in Alion’s KSOP and beneficial interests in Alion’s common stock.

     Change in Offering Price: Pursuant to the valuation performed to determine the offering price of Alion’s common stock as of September 30, 2003, the price of Alion’s common stock is $14.71 per share. This per share price will remain in effect through the next valuation date, which is scheduled for March 31, 2004.

     Valuation of Your Accounts: The section in your prospectus dated March 31, 2003, as previously supplemented by Prospectus Supplement No. 1, entitled “Valuation of Your Accounts,” on pages 88 through 89, is amended by adding at the end of that section, the following subsection:

September 30, 2003 Valuation

     In connection with the September 30, 2003 (“Valuation Date”) valuation performed to determine the offering price of Alion Science and Technology Corporation’s (“Alion” or the “Company”) common stock, Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) performed valuations of Alion to establish a range of values for its common stock as of the Valuation Date, using the valuation methods listed below:

•	Discounted cash flow analysis;

•	Public company market multiple analysis; and

•	Transaction values and multiples for acquired companies similar to Alion.

     Based on the results of each of these methods, Houlihan Lokey determined an enterprise value range for Alion. Primary value drivers in the valuation are: (i) the Company’s reduction in debt outstanding due to early payment on its senior debt and pay-down under its revolving credit agreement; (ii) Alion’s trailing twelve months (“TTM”) revenue and adjusted EBITDA; and (iii) an increase in multiples for comparable public companies and acquisitions. After determining the enterprise value range, Houlihan Lokey then added Alion’s cash balance and deducted the estimated market values of the following items to calculate a range of value for Alion’s common equity as of the Valuation Date:

•	Debt outstanding and estimated acquisition earnout liabilities;

•	Warrants associated with officer, mezzanine and subordinated notes;

•	Stock appreciation rights; and

•	Outstanding put rights.

     Finally, Houlihan Lokey divided the indicated equity value by the number of shares outstanding, including phantom stock shares, as of the Valuation Date, which yielded a per share value range for the Company’s common stock. Houlihan Lokey recommended this range of per share equity values, as well as a specific per share price, to the ESOP trustee, State Street Bank and Trust Company, which then selected the final value of $14.71 per share for Alion’s common stock as of the Valuation Date.

     There is no assurance that Houlihan Lokey, or any other financial adviser that the ESOP trustee might choose, will utilize the same process or methodologies in connection with future valuations of Alion common stock or that such adviser(s) will reach conclusions that are consistent with those presented herein.

     Your investment involves risks. We urge you to read the “Risk Factors” section of Alion’s prospectus dated March 31, 2003, beginning on page 8 for a discussion of risks associated with your investment.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is November 18, 2003.